UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from           to

Commission File Number 1-1969

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arbitron 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arbitron Inc.

142 West 57th Street
New York, New York 10019
(212) 887-1300

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedule, and Exhibit

Page Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	4

Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2004 and 2003	5

Notes to Financial Statements - December 31, 2004 and 2003	6

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2004	11

SIGNATURE	12

EXHIBIT

Exhibit 23.1– Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of

     Arbitron Inc. and Participants
     of the Arbitron 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Arbitron 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Baltimore, Maryland
June 17, 2005

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Cash and cash equivalents	$16,910	$145
Investments, at fair value:
Common stock	1,904,349	1,726,287
Mutual funds	45,326,788	35,269,453

	47,248,047	36,995,885

Participant loans	610,762	588,339

Receivables:
Participant contributions	184,271	148,263
Employer contributions	428,749	515,618

	613,020	663,881

Net assets available for benefits	$48,471,829	$38,248,105

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2004	2003
Changes to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,769,303	$6,145,511
Interest	29,704	27,086
Dividends	936,268	501,387

	4,735,275	6,673,984

Contributions:
Participant	4,682,558	3,921,213
Rollovers	542,412	89,711
Employer	1,777,911	1,616,134

	7,002,881	5,627,058

Total additions	11,738,156	12,301,042

Deductions from net assets attributed to - benefits paid to participants	1,514,432	1,116,239

Net increase	10,223,724	11,184,803

Net assets available for benefits:
Beginning of year	38,248,105	27,063,302

End of year	$48,471,829	$38,248,105

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2004 and 2003

1. Description of Plan

General

The following description of Arbitron Inc.’s 401(k) plan (the “Plan”) provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for Arbitron, Inc. (“Arbitron” or “the Company”) primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron through its Vice President of Administration and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Description of the Company

Arbitron is an international media and marketing research firm primarily serving radio, cable, advertising agencies, advertisers, outdoor and out-of-home media and, through its Scarborough joint venture, broadcast television and print media.

Arbitron currently has four main services: measuring radio audiences in local markets in the United States and Mexico; measuring national radio audiences and the audience size of network radio programs and commercials; providing application software used for accessing and analyzing media audience and marketing information data; and providing consumer and media usage information services to radio, cable, retailers, advertising agencies, advertisers, outdoor and out-of-home media, online industries and, through its Scarborough joint venture, broadcast television and print media.

Trust Agreement

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

Contributions

Participants may contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. During 2004 and 2003, the Plan administrator, in accordance with the terms of the Plan, limited participant contributions on behalf of highly compensated participants, as defined by the Plan, to 8% of their eligible earnings. For 2004 and 2003, the IRC limited the total salary deferral contributions of any participant to $13,000 and $12,000, respectively for participants under age 50, and $16,000 and $14,000, respectively for participants age 50 and over.

ARBITRON 401(k) PLAN
Notes to the Financial Statements – Continued
December 31, 2004 and 2003

Company matching contributions were determined on the basis of 50% for 2004 and 2003 of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company economic performance criteria and amounted to 16.5% and 19.5% of a participant’s contribution during 2004 and 2003, respectively, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees at the respective year ends. The Company made basic monthly matching contributions totaling $1,349,162 and $1,178,108 for the years ended December 31, 2004 and 2003, respectively. The Company also declared a year-end performance matching contribution of $428,749 and $438,026, for 2004 and 2003, respectively. Contributions to participant accounts are limited to the lesser of $41,000 or 100% of a participant’s annual salary for 2004.

Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants in the Plan who also participate in the Company’s defined benefit pension plan are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan who do not participate in the Company’s defined benefit pension plan are immediately vested in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with years of service as noted in the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%

Forfeitures of employer performance-based matching contributions are used to reduce future employer contributions and can be used to pay expenses of administering the Plan. Forfeitures for the years ended December 31, 2004 and 2003 were $16,798 and $10,501, respectively.

Withdrawals

Participants who are age 59 1/2 or older may withdraw from their vested account balance. Additionally, participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

ARBITRON 401(k) Plan
Notes to the Financial Statements – Continued
December 31, 2004 and 2003

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

Net assets available for benefits per the financial statements	$48,471,829
Less: Amounts allocated to withdrawing participants	(29,246)

Net assets available for benefits per the Form 5500	$48,442,583

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Benefits paid to participants per the financial statements	$1,514,432
Add: Amounts allocated to withdrawing participants	29,246

Benefits paid to participants per Form 5500	$1,543,678

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

Loans

Participants may borrow up to 50% of their salary deferral contributions, rollover contributions, and investment earnings on those contributions. Loans must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. Interest rates are set by the Plan administrator on the loan origination date and are based on the prime interest rates charged by major national banks as of that date. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

Income Tax Status

On April 23, 2003, the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan’s tax qualification under the provisions of Section 401(a) of the IRC, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the IRC. The Company believes the Plan operates in compliance with the applicable requirements of the IRC. Contributions to the Plan are not included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan are not taxable until distributed or withdrawn.

Related Party Transactions

The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of the Trustee and management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b). Additionally, the Company pays the cost of administrating the Plan.

ARBITRON 401(k) Plan
Notes to the Financial Statements – Continued
December 31, 2004 and 2003

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments and Income Recognition

Investments are stated at fair value. Investments in the Company’s common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Participant loans are valued at the principal amount plus accrued interest, which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Costs and Expenses

The Company pays costs and expenses of administering the Plan.

3. Investments

The following table summarizes the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003:

	December 31,
	2004	2003
T. Rowe Price Trust Company Mutual Funds:
Equity Income Fund	$7,826,750	$6,497,069
Summit Cash Reserves Fund	7,700,759	6,921,224
New Horizons Fund, Inc.	6,314,103	4,908,671
Small-Cap Value Fund	5,359,759	3,553,346
Capital Appreciation Fund	4,416,288	3,092,720
Equity Index 500 Fund	4,002,819	3,152,129

ARBITRON 401(k) PLAN
Notes to the Financial Statements – Continued
December 31, 2004 and 2003

During the years ended December 31, 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value by $3,769,303 and $6,145,511, respectively, as follows:

	2004	2003
Mutual funds appreciation	$3,887,627	$5,792,022
Common stock (depreciation) appreciation	(118,324)	353,489
Net appreciation	$3,769,303	$6,145,511

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.

ARBITRON 401(k) PLAN
Schedule H, Line 4i, -Schedule of Assets (Held at End of Year)
December 31, 2004

Current
Identity of Issue and Investment Description	Value (1)
Common stock:
Arbitron Inc.*	$1,904,349

T. Rowe Price Trust Company* mutual funds:
Equity Income Fund	7,826,750
Summit Cash Reserves Fund	7,700,759
New Horizons Fund Inc.	6,314,103
Small-Cap Value Fund	5,359,759
Capital Appreciation Fund	4,416,288
Equity Index 500 Fund	4,002,819
International Stock Fund	2,258,861
New Income Fund	2,114,949
Balanced Fund, Inc.	2,067,148
International Discovery Fund	978,072
Science and Technology Fund	885,687

43,925,195

Other mutual funds
Janus Growth and Income Fund	1,401,593

Participant loans* (Cost = $0: No. of loans = 130) with interest rates ranging from 5.00% to 9.50%	610,762

Cash and cash equivalents	16,910

$47,858,809

(1)	Current value is based on quoted market prices, except for participant loans, which are based on principal and interest outstanding and approximate fair value.

*	Party-in-interest

See the accompanying report of independent registered public accounting firm.

SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARBITRON 401(k) PLAN

By:	/s/ WILLIAM J. WALSH

William J. Walsh
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc.,
Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: July 7, 2005